July 6, 2018

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to your comments dated June 26, 2018 with respect to Post-Effective Amendment No. 4, filed on June 20, 2018, to the Registrant’s registration statement for the purpose of registering two new series American Century Quality Diversified International ETF and American Century U.S. Quality Growth ETF (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

For your convenience, we restate each of your comments prior to our responses. Unless otherwise defined in this response letter, capitalized terms used herein have the meanings set forth in the registration statement.

1.	Comment: Please update the Funds’ ticker symbols and EDGAR Series ID numbers.

Response: We have updated the Funds’ ticker symbols and EDGAR Series ID numbers.

2.	Comment: For American Century Quality Diversified International ETF, please add disclosure confirming that the Index Provider, Alpha Vee Solutions, Inc. is not an affiliate of the Fund or the Advisor.

Response: We confirm that Alpha Vee Solutions, Inc. is not an affiliate of the Fund or the Advisor and will add disclosure to that effect.

3.	Comment: Please clarify how the Funds are weighted.

Response: The Funds are fundamentally weighted based on metrics calculated by the Index Provider. We will revise the disclosure to clarify as follows:

For American Century Quality Diversified International ETF - “The Index is fundamentally weighted and designed to select securities with attractive growth, valuation, and quality fundamentals.”

For American Century U.S. Quality Growth ETF - “The Index is designed to screen and weight securities according to a fundamentally measured growth score calculated for each security, which is based on sales, earnings, operating income, profitability and cash flows.”

4.
Comment: In the Principal Investment Strategies sections of both Funds, you state that the Funds may use futures contracts to “invest settled and unsettled cash balances.” Please clarify what this means.

Response: We will revise the disclosure to clarify as follows: “In addition, the fund may use futures contracts to invest cash balances, simulate investments in the Index, facilitate trading or minimize transaction costs.”

If you have any questions with regard to the above responses, please contact the undersigned at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley L. Bergus
Ashley L. Bergus
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com